KPMG LLP

Suite 4000

1735 Market Street

Philadelphia, PA 19103-7501

October 28, 2026

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for BNY Mellon Floating Rate Income Fund and, under the date of October 23, 2025, we reported on the financial statements of BNY Mellon Floating Rate Income Fund as of and for the year ended August 31, 2025. On January 1, 2026, we were dismissed.

We have read the statements made by BNY Mellon Floating Rate Income Fund included under Item 8 of Form N-CSR dated October 28, 2026, and we agree with such statements, except we are not in a position to agree or disagree with the statements in section (b) of Item 8 of Form N-CSR.

Very truly yours,

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.